Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation
Ostin Technology Holdings Limited	British Virgin Islands
Ostin Technology Limited	Hong Kong
Austin Optronics Technology Co., Ltd.	Hong Kong
Pintura.Life LLC	California, the United States
Nanjing Aoting Technology Development Co., Ltd.	PRC
Nanjing Aosa Technology Development Co., Ltd.	PRC
Beijing Suhongyuanda Science and Technology Co., Ltd.	PRC
Jiangsu Austin Optronics Technology Co., Ltd.	PRC
Jiangsu Huiyin Optoelectronics Technology Co., Ltd.	PRC
Sichuan Ausheet Electronic Materials Co., Ltd.	PRC
Nanjing Zhancheng Photoelectron Co., Ltd.	PRC
Sichuan Auniu New Materials Co., Ltd.	PRC
Luzhou Aozhi Optronics Technology Co., Ltd.	PRC